UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 11)*

Kona Grill, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

50047H201

(CUSIP Number)

Mill Road Capital, L.P.

Attn: Thomas E. Lynch

382 Greenwich Avenue

Suite One

Greenwich, CT 06830

203-987-3501

With a copy to:

Peter M. Rosenblum, Esq.

Foley Hoag LLP

155 Seaport Blvd.

Boston, MA 02210

617-832-1151

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 10, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D	Page 2 of 8 Pages

CUSIP No. 50047H201
1.	Names of reporting persons. Thomas E. Lynch
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7.	Sole voting power
	8.	Shared voting power 899,330
	9.	Sole dispositive power
	10.	Shared dispositive power 899,330
11.	Aggregate amount beneficially owned by each reporting person 899,330
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 9.8%
14.	Type of reporting person (see instructions) IN; HC

13D	Page 3 of 8 Pages

CUSIP No. 50047H201
1.	Names of reporting persons. Scott P. Scharfman
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7.	Sole voting power
	8.	Shared voting power 899,330
	9.	Sole dispositive power
	10.	Shared dispositive power 899,330
11.	Aggregate amount beneficially owned by each reporting person 899,330
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 9.8%
14.	Type of reporting person (see instructions) IN; HC

13D	Page 4 of 8 Pages

CUSIP No. 50047H201
1.	Names of reporting persons Mill Road Capital GP LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 899,330
	8.	Shared voting power
	9.	Sole dispositive power 899,330
	10.	Shared dispositive power
11.	Aggregate amount beneficially owned by each reporting person 899,330
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 9.8%
14.	Type of reporting person (see instructions) OO; HC

13D	Page 5 of 8 Pages

CUSIP No. 50047H201
1.	Names of reporting persons. Mill Road Capital, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 899,330
	8.	Shared voting power
	9.	Sole dispositive power 899,330
	10.	Shared dispositive power
11.	Aggregate amount beneficially owned by each reporting person 899,330
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 9.8%
14.	Type of reporting person (see instructions) PN

CUSIP No. 50047H201	Page 6 of 8 Pages

This Amendment No. 11 to the joint statement on Schedule 13D with respect to the common stock, par value $0.01 per share, of Kona Grill, Inc., a Delaware corporation, filed by the undersigned on June 26, 2008 (the “Initial Filing”), as amended by Amendment No. 1 on Schedule 13D filed by the undersigned on November 14, 2008, with respect to the Initial Filing, as amended by Amendment No. 2 on Schedule 13D filed by the undersigned on December 30, 2008, with respect to the Initial Filing, as amended by Amendment No. 3 on Schedule 13D filed by the undersigned on January 2, 2009, with respect to the Initial Filing, as amended by Amendment No. 4 on Schedule 13D filed by the undersigned on January 30, 2009, with respect to the Initial Filing, as amended by Amendment No. 5 on Schedule 13D filed by the undersigned on March 12, 2009, with respect to the Initial Filing, as amended by Amendment No. 6 on Schedule 13D filed by the undersigned on April 15, 2009, with respect to the Initial Filing, as amended by Amendment No. 7 on Schedule 13D filed by the undersigned on May 18, 2009, with respect to the Initial Filing, as amended by Amendment No. 8 on Schedule 13D filed by the undersigned on June 3, 2009, with respect to the Initial Filing, as amended by Amendment No. 9 on Schedule 13D filed by the undersigned on January 29, 2010, with respect to the Initial Filing, and as amended by Amendment No. 10 on Schedule 13D filed by the undersigned on February 22, 2010, with respect to the Initial Filing (the “Schedule 13D”), amends the Schedule 13D as follows:

1.	Item 4 of the Schedule 13D shall hereby be amended by inserting the following two paragraphs between the tenth and eleventh paragraphs:

“On February 25, 2010, the Fund received a letter from the Issuer, attached hereto as Exhibit 25, in response to the Fund’s letter dated February 22, 2010 demanding the opportunity to inspect and make copies of the Issuer’s list of stockholders and certain related materials in connection with the Fund’s potential solicitation of proxies in support of the Nominees. The Issuer’s February 25, 2010 letter enclosed a list of the registered holders of the Common Stock and stated that the Issuer will furnish and/or make available to the Fund for inspection the other information requested by the Fund in its February 22, 2010 letter, as and when such other information becomes available and is in the Issuer’s possession.

On March 10, 2010, the Fund transmitted a letter to the Issuer, attached hereto as Exhibit 26, pursuant to the applicable provisions of the Delaware General Corporation Law, demanding the opportunity to inspect and make copies of certain books and records of the Issuer related to the resignation of Marcus E. Jundt, the Issuer’s former Chairman, President and Chief Executive Officer, or the preparation, negotiation and execution of the Executive Employment Agreement, dated as of May 11, 2009, or the Separation Agreement and Release of Claims, dated as of August 6, 2009, each between the Issuer and Mr. Jundt.”

2.	Item 5(a) of the Schedule 13D shall hereby be amended and restated in full as follows:

“(a) In the aggregate, the Reporting Persons beneficially own, as of March 12, 2010, 899,330 shares of the Common Stock, representing approximately 9.8% of such class of securities. The Fund, the GP, as the sole general partner of the Fund, and Messrs. Lynch and Scharfman each beneficially owns, as of March 12, 2010, 899,330 shares of the

CUSIP No. 50047H201	Page 7 of 8 Pages

Common Stock, representing approximately 9.8% of such class of securities. These percentages of beneficial ownership are based on a total of 9,160,445 shares of the Common Stock outstanding as of March 1, 2010, as reported in the most recent annual report of the Issuer on Form 10-K for the fiscal year ended December 31, 2009.”

3.	Item 5(c) of the Schedule 13D shall hereby be amended and restated in full as follows:

“(c) No Reporting Person effected any transaction in shares of the Common Stock from February 22, 2010 (the date of the most recent filing on Schedule 13D by the Reporting Persons with respect to the Common Stock) to March 12, 2010.”

4.	Item 7 of the Schedule 13D shall hereby be amended by adding the following Exhibits:

“Exhibit 25 Letter from Kona Grill, Inc. to Mill Road Capital, L.P. dated February 25, 2010.

Exhibit 26 Letter from Mill Road Capital, L.P. to Kona Grill, Inc. dated March 10, 2010.”

CUSIP No. 50047H201	Page 8 of 8 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: March 12, 2010

MILL ROAD CAPITAL, L.P.

By:	Mill Road Capital GP LLC,
its General Partner

By:	/S/ CHARLES M. B. GOLDMAN
Charles M. B. Goldman
Management Committee Director

MILL ROAD CAPITAL GP LLC

By:	/S/ CHARLES M. B. GOLDMAN
Charles M. B. Goldman
Management Committee Director

THOMAS E. LYNCH

By:	/S/ CHARLES M. B. GOLDMAN
Charles M. B. Goldman, attorney-in-fact

SCOTT P. SCHARFMAN

By:	/S/ CHARLES M. B. GOLDMAN
Charles M. B. Goldman, attorney-in-fact